FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified yesterday that Barclays PLC, had a notifiable interest as at 19 August 2004 in 360,999,650 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.26% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.

N S Black
Assistant Secretary
HSBC Holdings plc

Letter to HSBC Holdings plc from Geoff Smith, Manager, Secretarial Services, Group Corporate Secretariat, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 19 August 2004 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.26%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,080,578,495 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc."

REGISTERED HOLDERS REPORT

HSBC HLDGS		SEDOL: 0540528

As at 19 August 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 360,999,650 ORD USD0.50(UK REG) representing 3.26% of the issued share capital of 11,080,578,495 units.

Registered Holder	Account Designation	Holding
Bank of Ireland		1,964,196
BARCLAYS CAPITAL NOMINEES LIMI		46,458,207
BARCLAYS CAPITAL SECURITIES LT		3,500,000
Barclays Trust Co & Others		24,000
BARCLAYS TRUST CO AS EXEC/ADM		4,103
Barclays Trust Co DMC69		35,300
Barclays Trust Co E99		24,180
Barclays Trust Co R69		198,012
BNP PARIBAS		502,271
CHASE NOMINEES LTD	16376	6,037,101
CHASE NOMINEES LTD	20947	45,895,754
Clydesdale Nominees HGB0125	30251	5,600
Clydesdale Nominees HGB0125	53995	3,000
Clydesdale Nominees HGB0125	323364	3,476
Clydesdale Nominees HGB0125	323372	8,365
Clydesdale Nominees HGB0125	323496	5,300
Clydesdale Nominees HGB0125	323771	5,440
Clydesdale Nominees HGB0125	324018	1,466
Clydesdale Nominees HGB0125	324085	2,582
Clydesdale Nominees HGB0125	324492	17,293
Clydesdale Nominees HGB0125	324760	625
Clydesdale Nominees HGB0125	324794	756
Clydesdale Nominees HGB0125	400687	2,401
Clydesdale Nominees HGB0125	479488	2,417
Clydesdale Nominees HGB0125	486590	23,559
Clydesdale Nominees HGB0125	496994	7,500
Clydesdale Nominees HGB0125	497036	1,335
Clydesdale Nominees HGB0125	497753	1,700
Clydesdale Nominees HGB0125	593965	2,208
Clydesdale Nominees HGB0125	594198	1,300
Clydesdale Nominees HGB0125	594414	7,800
Clydesdale Nominees HGB0125	594465	2,425
Clydesdale Nominees HGB0125	594961	643
Clydesdale Nominees HGB0125	595534	2,600
Clydesdale Nominees HGB0125	595569	695
Clydesdale Nominees HGB0125	595712	1,529
Clydesdale Nominees HGB0125	595801	2,660
Clydesdale Nominees HGB0125	595950	481
Clydesdale Nominees HGB0125	595968	1,656
Clydesdale Nominees HGB0125	596123	2,500
Clydesdale Nominees HGB0125	596980	5,334
Clydesdale Nominees HGB0125	597103	1,500
Clydesdale Nominees HGB0125	597219	1,768
Clydesdale Nominees HGB0125	597286	1,800
Clydesdale Nominees HGB0125	597324	4,525
Clydesdale Nominees HGB0125	597332	1,362
Clydesdale Nominees HGB0125	597359	1,400
Clydesdale Nominees HGB0125	597375	4,450
Clydesdale Nominees HGB0125	597383	5,752
Clydesdale Nominees HGB0125	597448	4,304
Clydesdale Nominees HGB0125	597480	1,200
Clydesdale Nominees HGB0125	597537	1,539
Clydesdale Nominees HGB0125	597545	3,000
Clydesdale Nominees HGB0125	597723	1,117
Clydesdale Nominees HGB0125	597758	3,098
Clydesdale Nominees HGB0125	597782	470
Clydesdale Nominees HGB0125	607419	3,000
Clydesdale Nominees HGB0125	639191	2,430
Clydesdale Nominees HGB0125	639213	1,725
Clydesdale Nominees HGB0125	645442	4,039
Clydesdale Nominees HGB0125	651361	1,650
Clydesdale Nominees HGB0125	668604	1,380
Clydesdale Nominees HGB0125	678693	3,128
Clydesdale Nominees HGB0125	679401	21,704
Clydesdale Nominees HGB0125	686050	4,000
Clydesdale Nominees HGB0125	686408	8,200
Clydesdale Nominees HGB0125	691088	1,845
Clydesdale Nominees HGB0125	692386	7,181
Clydesdale Nominees HGB0125	692963	9,300
Clydesdale Nominees HGB0125	693005	1,041
Clydesdale Nominees HGB0125	693030	4,050
Clydesdale Nominees HGB0125	693196	4,635
Clydesdale Nominees HGB0125	693200	2,700
Clydesdale Nominees HGB0125	693218	2,700
Clydesdale Nominees HGB0125	693269	7,000
Clydesdale Nominees HGB0125	693340	794
Clydesdale Nominees HGB0125	693390	868
Clydesdale Nominees HGB0125	693404	2,000
Clydesdale Nominees HGB0125	693480	1,378
Clydesdale Nominees HGB0125	693498	783
Clydesdale Nominees HGB0125	693552	9,350
Clydesdale Nominees HGB0125	693722	1,072
Clydesdale Nominees HGB0125	693790	633
Clydesdale Nominees HGB0125	693900	3,191
Clydesdale Nominees HGB0125	694028	1,561
Clydesdale Nominees HGB0125	694222	2,017
Clydesdale Nominees HGB0125	694303	562
Clydesdale Nominees HGB0125	694613	1,096
Clydesdale Nominees HGB0125	694648	577
Clydesdale Nominees HGB0125	694761	856
Clydesdale Nominees HGB0125	694915	899
Clydesdale Nominees HGB0125	696101	3,400
Clydesdale Nominees HGB0125	696128	655
Clydesdale Nominees HGB0125	696136	800
Clydesdale Nominees HGB0125	696144	812
Clydesdale Nominees HGB0125	697175	682
Clydesdale Nominees HGB0125	697205	2,000
Clydesdale Nominees HGB0125	697213	2,700
Clydesdale Nominees HGB0125	697329	13,293
Clydesdale Nominees HGB0125	697388	1,578
Clydesdale Nominees HGB0125	697396	1,500
Clydesdale Nominees HGB0125	697400	1,500
Clydesdale Nominees HGB0125	697418	2,474
Clydesdale Nominees HGB0125	697434	14,050
Clydesdale Nominees HGB0125	697442	830
Clydesdale Nominees HGB0125	697540	707
Clydesdale Nominees HGB0125	697663	17,000
Clydesdale Nominees HGB0125	702950	1,591
Clydesdale Nominees HGB0125	703140	1,600
Clydesdale Nominees HGB0125	703256	1,399
Clydesdale Nominees HGB0125	703310	2,075
Clydesdale Nominees HGB0125	703353	3,372
Clydesdale Nominees HGB0125	703361	560
Clydesdale Nominees HGB0125	703396	1,995
Clydesdale Nominees HGB0125	703434	451
Clydesdale Nominees HGB0125	703817	1,755
Clydesdale Nominees HGB0125	703876	1,257
Clydesdale Nominees HGB0125	703884	2,030
Clydesdale Nominees HGB0125	703914	1,417
Clydesdale Nominees HGB0125	704007	1,496
Clydesdale Nominees HGB0125	704031	3,133
Clydesdale Nominees HGB0125	704040	883
Clydesdale Nominees HGB0125	807507	8,868
Clydesdale Nominees HGB0125	807663	1,976
Clydesdale Nominees HGB0125	830118	2,323
Clydesdale Nominees HGB0125	856702	1,397
Clydesdale Nominees HGB0125	866805	2,700
Clydesdale Nominees HGB0125	870357	6,100
Clydesdale Nominees HGB0125	883041	3,036
Clydesdale Nominees HGB0125	886083	1,860
Clydesdale Nominees HGB0125	887365	1,860
Clydesdale Nominees HGB0125	1000271	7,500
Clydesdale Nominees HGB0125	1200114	11,665
Clydesdale Nominees HGB0125	3000000	2,179
Clydesdale Nominees HGB0125	3000042	1,411
Clydesdale Nominees HGB0125	3000441	1,277
Clydesdale Nominees HGB0125	3100012	1,100
Clydesdale Nominees HGB0125	3100047	2,600
Clydesdale Nominees HGB0125	3100071	4,095
Clydesdale Nominees HGB0125	3100241	1,380
Clydesdale Nominees HGB0125	3100365	653
Clydesdale Nominees HGB0125	3100420	2,432
Clydesdale Nominees HGB0125	3100705	451
Clydesdale Nominees HGB0125	3100926	5,318
Clydesdale Nominees HGB0125	3101086	4,798
Clydesdale Nominees HGB0125	3101280	2,699
Clydesdale Nominees HGB0125	3101361	3,000
Clydesdale Nominees HGB0125	3101515	1,870
Clydesdale Nominees HGB0125	3101680	1,247
Clydesdale Nominees HGB0125	3101787	1,942
Clydesdale Nominees HGB0125	3101868	1,775
Clydesdale Nominees HGB0125	3101876	3,250
Clydesdale Nominees HGB0125	3102058	1,595
Clydesdale Nominees HGB0125	3102090	4,200
Clydesdale Nominees HGB0125	3102147	1,300
Clydesdale Nominees HGB0125	3102252	1,060
Clydesdale Nominees HGB0125	3102309	1,023
Clydesdale Nominees HGB0125	3102317	1,682
Clydesdale Nominees HGB0125	3102465	17,750
Clydesdale Nominees HGB0125	3102490	875
Clydesdale Nominees HGB0125	3102546	3,340
Clydesdale Nominees HGB0125	3102660	1,229
Clydesdale Nominees HGB0125	3103119	2,700
Clydesdale Nominees HGB0125	3105510	800
Clydesdale Nominees HGB0125	3105600	2,539
Clydesdale Nominees HGB0125	3105618	668
Clydesdale Nominees HGB0125	3105677	389
Clydesdale Nominees HGB0125	3105820	1,523
Clydesdale Nominees HGB0125	7000093	2,254
Clydesdale Nominees HGB0125	7000182	1,350
Clydesdale Nominees HGB0125	7000344	573
Clydesdale Nominees HGB0125	7000417	58,410
Clydesdale Nominees HGB0125	7000425	58,410
Clydesdale Nominees HGB0125	7000662	2,085
Clydesdale Nominees HGB0125	7000697	13,200
Clydesdale Nominees HGB0125	7000832	1,497
Clydesdale Nominees HGB0125	7001065	1,772
Clydesdale Nominees HGB0125	7001332	420
Clydesdale Nominees HGB0225	222649	1,500
Clydesdale Nominees HGB0225	483221	4,250
Clydesdale Nominees HGB0225	484015	3,378
Clydesdale Nominees HGB0225	595798	3,000
Clydesdale Nominees HGB0225	597278	26,500
Clydesdale Nominees HGB0225	597758	2,012
Clydesdale Nominees HGB0225	673551	966
Clydesdale Nominees HGB0225	693340	303
Clydesdale Nominees HGB0225	701601	3,699
Clydesdale Nominees HGB0225	703213	1,476
Clydesdale Nominees HGB0225	703825	1,849
Clydesdale Nominees HGB0225	703833	8,495
Clydesdale Nominees HGB0225	870934	7,075
Clydesdale Nominees HGB0225	878188	2,015
Clydesdale Nominees HGB0225	7000220	653
Clydesdale Nominees HGB0325	486590	1,960
Clydesdale Nominees HGB0325	703094	1,614
Clydesdale Nominees HGB0325	870934	2,275
Clydesdale Nominees HGB1025	837619	13,130
INVESTORS BANK AND TRUST CO		74,970
INVESTORS BANK AND TRUST CO		2,866,343
INVESTORS BANK AND TRUST CO		5,373,275
INVESTORS BANK AND TRUST CO		154,063
INVESTORS BANK AND TRUST CO		125,437
INVESTORS BANK AND TRUST CO		67,056
INVESTORS BANK AND TRUST CO		788,913
INVESTORS BANK AND TRUST CO		2,938,204
INVESTORS BANK AND TRUST CO		16,169,612
INVESTORS BANK AND TRUST CO		2,624,009
INVESTORS BANK AND TRUST CO		51,460,830
INVESTORS BANK AND TRUST CO		624,126
INVESTORS BANK AND TRUST CO		18,955,347
INVESTORS BANK AND TRUST CO		128,184
INVESTORS BANK AND TRUST CO		1,717,353
INVESTORS BANK AND TRUST CO		122,386
INVESTORS BANK AND TRUST CO		305,366
INVESTORS BANK AND TRUST CO		2,440,381
INVESTORS BANK AND TRUST CO		12,336,569
INVESTORS BANK AND TRUST CO		306,793
JP MORGAN (BGI CUSTODY)	16331	2,705,689
JP MORGAN (BGI CUSTODY)	16338	711,588
JP MORGAN (BGI CUSTODY)	16341	1,650,788
JP MORGAN (BGI CUSTODY)	16341	7,370,240
JP MORGAN (BGI CUSTODY)	16342	1,349,561
JP MORGAN (BGI CUSTODY)	16344	494,261
JP MORGAN (BGI CUSTODY)	16345	834,496
JP MORGAN (BGI CUSTODY)	16400	80,746,033
JP MORGAN (BGI CUSTODY)	17011	180,365
JP MORGAN (BGI CUSTODY)	18408	627,224
JPMorgan Chase Bank		115,891
JPMorgan Chase Bank		458,465
JPMorgan Chase Bank		21,473
JPMorgan Chase Bank		457,959
JPMorgan Chase Bank		1,186,539
JPMorgan Chase Bank		103,155
JPMorgan Chase Bank		1,317,505
JPMorgan Chase Bank		89,344
JPMorgan Chase Bank		5,240,556
JPMorgan Chase Bank		360,392
JPMorgan Chase Bank		287,093
JPMorgan Chase Bank		861,036
JPMorgan Chase Bank		45,764
JPMorgan Chase Bank		1,344,922
JPMorgan Chase Bank		61,443
JPMorgan Chase Bank		109,829
JPMORGAN CHASE BANK		330,225
JPMORGAN CHASE BANK		1,656,508
JPMORGAN CHASE BANK		1,505,002
JPMorgan Chase Bank		483,842
JPMorgan Chase Bank		293,265
Master Trust Bank		65,765
Mellon Trust - Boston		1,827,614
MELLON TRUST OF NEW ENGLAND		1,123,012
Mitsubishi Trust International		63,000
Mitsubishi Trust International		51,459
NORTHERN TRUST BANK - BGI SEPA		247,573
NORTHERN TRUST BANK - BGI SEPA		1,519,590
NORTHERN TRUST BANK - BGI SEPA		714,277
R C Greig Nominees Limited a/c	BL1	728,458
R C Greig Nominees Limited a/c	CM1	196,068
R C Greig Nominees Limited GP1	GP1	897,171
R C Greig Nominees Limited SA1	SA1	346,674
State Street		14,430
State Street		232,793
STATE STREET BOSTON		10,332,235
STATE STREET BOSTON		945,642
Sumitomo TB		25,712
Swan Nominees Limited		8,345
Swan Nominees Limited		13,815
ZEBAN NOMINEES LIMITED		3,691,396
Total		360,999,650

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 26, 2004